Exhibit 99.(a)(viii)

LORD ABBETT MUNICIPAL INCOME TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of the Lord Abbett Municipal Income Trust, a Delaware Statutory Trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated May 17, 2002 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, one new class of shares for four of the Trust’s six series:  Georgia Series, Lord Abbett High Yield Municipal Bond Fund, Lord Abbett Intermediate Tax-Free Fund, and Pennsylvania Series; such new class to be designated Class F shares of each series.  Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration, effective August 10, 2007.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 26th day of July, 2007.

/s/ Robert S. Dow.	/s/ Daria L. Foster.
Robert S. Dow	Daria L. Foster

/s/ E. Thayer Bigelow.	/s/ William H.T. Bush.
E. Thayer Bigelow	William H.T. Bush

/s/ Robert B. Calhoun, Jr.
Robert B. Calhoun, Jr.	Julie A. Hill

/s/ Franklin W. Hobbs.	/s/ Thomas J. Neff.
Franklin W. Hobbs	Thomas J. Neff

/s/ James L.L. Tullis.
James L.L. Tullis